Exhibit 99.3

ZOOZ POWER LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SEPTEMBER 19, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint/s Ms. Ruth Smadja as proxy with the power to appoint her substitute, and hereby authorize/s her to represent and to vote as designated on the reverse side of this Proxy, all of the ordinary shares of ZOOZ Power Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, September 4, 2025, that the shareholder(s) is/are entitled to vote at the extraordinary general meeting of shareholders to be held at ~~4~~1:00 PM (Israel time), on Friday, September 19, 2025, at the offices of the Company, 4B Hamelacha St., Lod, Israel and any postponement or adjournment thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE BY THE SHAREHOLDER(S), THIS PROXY WILL BE VOTED FOR THE PROPOSAL, AND AS SUCH PROXY DEEMS ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY POSTPONEMENT OR ADJOURNMENTS THEREOF. Abstentions will be counted as present for purposes of determining a quorum but will not be counted in connection with the vote on any Proposal as to which the shareholder has abstained.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ZOOZ POWER LTD.

SEPTEMBER 19, 2025

Please date, sign and mail your proxy card in the envelope provided as soon as possible

THE BOARD OF DIRECTORS (IN ITS COMPOSITION PRIOR TO THE INITIAL CLOSING; THE “BOARD”) RECOMMENDED A VOTE “FOR” PROPOSAL NO. 1(A), 1(B), AND 2.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

	FOR	AGAINST	ABSTAIN
1.(A) To approve the Subsequent Private Placement and related agreements.	[ ]	[ ]	[ ]
1.(B) To approve the amendment of Article 22.1 of the Company’s Articles of Association regarding the minimum and maximum number of directors in connection with the Subsequent Private Placement.	[ ]	[ ]	[ ]
2. To approve the issuance in excess of 19.99% of the Company’s outstanding Ordinary Shares in connection with the Private Placement at a price per Ordinary Share that is less than the “Minimum Price” under Listing Rule 5635(D) of the Nasdaq Stock Market LLC.	[ ]	[ ]	[ ]

BY EXECUTING THIS PROXY CARD, YOU HEREBY CONFIRM AND DECLARE THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 1(A), EXCEPT IF YOU HAVE NOTIFIED IN WRITING AND IN ADVANCE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 1(A), AS DETAILED HEREIN. IF YOU THINK NONETHELESS THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 1(A), PLEASE DELIVER A WRITTEN NOTICE TO THE COMPANY’S CHIEF FINANCIAL OFFICER by email at ruth.smadja@zoozpower.com, with a copy to THE COMPANY’S ISRAELI EXTERNAL COUNSEL, ADV. IVOR KRUMHOLTZ OF SHIBOLET & CO. LAW FIRM BY EMAIL AT I.KRUMHOLTZ@SHIBOLET.COM. IF YOUR SHARES ARE HELD IN “STREET NAME” BY YOUR BROKER, BANK OR OTHER NOMINEE AND YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 1(A), YOU SHOULD DELIVER A WRITTEN NOTICE TO YOUR BROKER, BANK OR OTHER NOMINEE OF THAT STATUS, AND THEY IN TURN SHOULD NOTIFY THE COMPANY AS DESCRIBED IN THE PRECEDING SENTENCE.

TO AVOID CONFUSION, EACH VOTING SHAREHOLDER VOTING IN PERSON, BY PROXY (INCLUDING BY VOTING INSTRUCTION CARD) OR THROUGH THE ELECTRONIC VOTING SYSTEM, WHO HAS NOT DELIVERED A WRITTEN NOTICE TO THE COMPANY THAT HE OR SHE IS AN INTERESTED SHAREHOLDER (AS DEFINED IN THE PROXY STATEMENT), WILL BE DEEMED TO CONFIRM THAT SUCH SHAREHOLDER IS NOT AN INTERESTED SHAREHOLDER.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL.

You are not deemed to have a personal interest in the adoption of a proposal if your interest in such proposal arises solely from your ownership of our shares.

PLEASE SEE THE PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST IN THE VOTE.

PLEASE NOTE THAT, AS DESCRIBED UNDER THE PROXY STATEMENT, UNDER THE APPLICABLE NASDAQ LISTING RULES, THE “INITIAL SHARES”, INCLUDING ORDINARY SHARES ISSUABLE PURSUANT TO EXERCISE OF THE INITIAL PRE-FUNDED WARRANTS (AS SUCH TERMS ARE DEFINED IN THE PROXY STATEMENT), ARE NOT ENTITLED TO VOTE ON PROPOSAL NO. 2.

To change the address on your account, please check the box at right and indicate your new address in the address space above. [  ]

Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ___________________Date _______

Signature of Shareholder ___________________Date _______

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.